

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 28, 2022

Joseph W. Kiley III
Chief Executive Officer
First Financial Northwest, Inc.
201 Wells Avenue South
Renton, Washington 98057

> **Re: First Financial Northwest, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 22, 2022**
> **File No. 333-268519**

Dear Joseph W. Kiley III:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Madeleine Mateo at 202-957-9365 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: John F. Breyer, Jr., Esq.